UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE TO-C

                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                  STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                   COPIES TO:

     JAMES WHEATON, ESQUIRE                         SUSAN S. ANCARROW, ESQUIRE
      TROUTMAN SANDERS LLP                             TROUTMAN SANDERS LLP
222 CENTRAL PARK AVE, SUITE 2000                       1111 E. MAIN STREET
    VIRGINIA BEACH, VA 23462                            RICHMOND, VA 23218
         (757) 687-7719                                   (804) 697-1861

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*:                           AMOUNT OF FILING FEE:
           Not applicable                                   Not applicable



[   ]   Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable    Form or Registration No.: Not applicable
Filing Party:  Not applicable              Filed: Not applicable

[ x ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ]  third-party tender offer subject to Rule14d-1.

         [ x ]  issuer tender offer subject to Rule 13e-4.

         [ x ]  going-private transaction subject to Rule13e-3.

         [   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[   ]

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                              CONTACT:   Investor Relations
March 15, 2004                                                804-217-5897

                               DYNEX CAPITAL, INC.
                              REPORTS 2003 RESULTS

     Dynex Capital, Inc. (NYSE: DX) reported today financial results for 2003. Highlights for the year and other information contained in this release include:

     o Generated cash flow from the investment portfolio of $57.1 million for the year, and $13.2 million for the fourth quarter

     o Added $28.9 million of securities to the investment portfolio in the fourth quarter through the call of seasoned single-family mortgage-backed securities, financing the call with a combination of repurchase agreement financing and available cash

     o Incurred a net loss of $21.1 million for the year and $11.7 million for the fourth quarter due to continued high provision for losses on manufactured housing loans, and impairment charges on investments

     o In January 2004, announced a recapitalization plan for the Company's Series A, Series B and Series C Preferred Stock, to close in the second quarter 2004 if accepted by our shareholders, which the Company believes will enhance its ability to engage in strategic transactions

     o Book value per common share of $7.55 at December 31, 2003 versus $8.57 at December 31, 2002

         For the year ended December 31, 2003, the Company reported a net loss of $21.1 million versus a net loss of $9.4 million for 2002. After consideration of the preferred stock benefit (charge), the Company reported a net loss to common shareholders of $14.3 million or $1.31 per common share for 2003 versus $18.9 million, or $1.74 per common share for 2002. For the fourth quarter, the Company reported a net loss to common shareholders of $12.9 million, or $1.18 per common share versus a net loss of $14.0 million, or $1.28 per common share for the same period in 2002.

         The Company has scheduled a conference call for Wednesday, March 17, 2004, at 11:00 a.m. Eastern Time to discuss fourth quarter results and the recapitalization transaction. Investors may participate by calling (800) 840-6219.

2003 Results

         The Company reported that cash flow from its investment portfolio was $57.1 million for all of 2003, and $13.2 million for the quarter, versus $75.8 million on a comparable basis for 2002, and $14.0 million in the third quarter 2003. Cash flow declined in 2003 principally as a result of declines in interest-earning assets from prepayments in the investment portfolio, lower overall yields on investments, and lower collections on the delinquent property tax receivables portfolio.

         The Company reported net interest margin before provision for loan losses on its investment portfolio of $39.0 million in 2003 compared to $49.2 million in 2002. After provision for loan losses, net interest margin was $1.9 million versus $20.7 million in 2002. Provision for loan losses in 2003 was $37.1 million versus $28.5 million in 2002. Included in the $37.1 million was $13.8 million in provision for loan losses for currently existing credit losses within outstanding manufactured housing loans that are current as to payment. In 2002, the Company had not considered current loans to be impaired under generally accepted accounting principles and was therefore providing reserves only for loans that were delinquent as to payment. As of December 31, 2003, the Company has net unreserved credit exposured on manufactured housing loans of $11.9 million, which should be fully reserved through additional provision for loan losses during the second quarter of 2004. In addition, impairment charges for 2003 were $16.4 million versus $18.5 million in 2002, and $11.9 million in the fourth quarter 2003. Impairment charges for 2003 included approximately $10.4 million for adjustments in carrying value of the Company's investment in delinquent property tax receivables, and $5.5 million in impairment charges on a debt-security backed principally by manufactured housing loans. The Company recorded the impairment charge as a result of revisions in the estimated collectible amounts of its investment in delinquent tax receivables.

Balance Sheet

         Total assets at December 31, 2003 were $1.87 billion, versus $2.21 billion at December 31, 2002. The decline in assets was principally the result of prepayments in the Company's securitized finance receivables. Prepayment speed for the entire investment portfolio as measured by the "constant prepayment rate", or CPR, was 21% during 2003 and the fourth quarter. Prepayments reduce the amount of the Company's interest-earning assets. CPR on the Company's single-family mortgage loan and securities portfolio was 37% during the quarter. Of the $1.85 billion of assets in the investment portfolio, approximately $352.4 million were adjustable-rate assets, substantially all of which were single-family loans and securities, with the balance being fixed-rate investments, substantially all of which were manufactured housing loans and commercial mortgage loans.

         During the fourth quarter 2003, the Company called $28.9 million of previously issued single-family mortgage backed securities and added these securities to its investment portfolio, utililizing $23.9 million of repurchase agreement financing for the call. During all of 2003, the Company called an aggregate $86.8 million of securities, selling $54.7 million of these securities at a net gain of $2.2 million and retaining $32.1 million in its investment portfolio.

         Shareholders' equity was $149.8 million at December 31, 2003 versus $223.4 million at December 31, 2002. The decrease in shareholders' equity was due to the retirement of the shares of preferred stock related to the tender offer completed in February 2003, coupled with the net loss for the year. Common book value per share, net of liquidation preference on Series A, Series B, and Series C Preferred Stock, was $7.55 per share at December 31, 2003 versus $8.57 per share at December 31, 2002.

         The Company expects to formally commence the recapitalization transaction announced in early January 2004 within the next few weeks once the review of its preliminary offering documents is completed by the Securities and Exchange Commission. Assuming the prerequisite shareholder approvals are obtained, the Company anticipates that the closing of the transaction will occur by the end of April 2004.

Discussion

         Stephen J. Benedetti, Chief Financial Officer of the Company, stated, "2003 saw the Company continue on its road to recovery. First, the Company completed a tender offer in February 2003 on its existing Series A, Series B and Series C Preferred Stock, reducing the dividends in arrears on such Preferred Stock by $16.1 million. The Company issued Senior Notes in connection with this tender offer which were redeemed in March 2004, a full one year ahead of their maturity. Second, the Company's investment portfolio generated $57.1 million cash flow in 2003, putting the Company in a solid financial position to engage in new strategic alternatives in 2004. Third, the Company secured new recourse repurchase agreement financing essentially for the first time since 2000, and added investments with a very attractive return profile to the balance sheet. Finally, the results from 2003 put the Company in position to announce a recapitalization plan aimed at consolidating the Company's Series A, Series B and Series C Preferred Stock into a single Series D Preferred Stock and retiring a portion of the existing Preferred Stock in favor of new Senior Notes, while eliminating all remaining dividends in arrears on the existing Preferred Stock."

         Mr. Benedetti continued, "Our reported results for 2003 reflect the continued challenges in several of the asset classes in which this Company is invested. In particular, provisions for loan losses on manufactured housing loans during 2003 continued to be high. As we have remaining only $11.9 million in net credit exposure on manufactured housing loans at the end of 2003, the provision for loan losses in 2004 related to manufactured housing loans should decline relative to 2003. In addition, we recorded $7.2 million in impairment charges on our delinquent property tax receivables in the fourth quarter, as a result of continued lower forecasted overall collections, due to the changing attributes of the property tax receivables and the underlying real estate securing the receivables. These investments will remain on non-interest accrual status and all cash collected will be applied against our investment. While we collected $3.4 million on these receivables in the fourth quarter, collections are falling short of expectations thus far in the first quarter of 2004. As a result, we would expect cash flow from the investment portfolio in the first quarter of 2004 to decline below $12 million."

         Mr. Benedetti continued, "With short-term rates continuing to remain low and the yield curve relatively steep, cash flows from the securitized finance receivables portion of the investment portfolio should remain relatively strong. As an example of the benefit of the current rate environment, during the second quarter 2004, pursuant to optional redemption rights which the Company owns on collateralized bonds secured by manufactured housing loans, the Company anticipates redeeming several high coupon, investment grade classes of collateralized bonds at par. The Company has agreed to resell these bonds in April at a cash premium of an estimated $7.3 million. This premium, which is not currently reflected in our financial statements or reported book value, is directly attributable to the current low rate environment, the overall favorable environment for spread product, and the now favorable environment for asset-backed securities backed by manufactured housing loans."

         Mr. Benedetti concluded, "We are hopeful that our preferred and common shareholders will approve the Company's recapitalization plan in the coming months. We believe that our preferred shareholders are being offered fair consideration, and have the choice between the liquidity of the Senior Notes and the chance to participate more directly in the improvement of the Company's prospects from the new Series D Preferred Stock and common stock. We expect to formally commence the recapitalization within the next few weeks, with a targeted close date in late April. Once the recapitalization is complete, the Board of Directors will focus on evaluating alternatives for the use of the Company's cash flows, and, if possible, in extracting value from the Company's estimated $124 million tax net operating loss carry-forward. The focus of the Board will continue to be on those alternatives that provide the most value for our shareholders."

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes. Additional information about Dynex Capital, Inc. is available at www.dynexcapital.com.

Note: This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. The words "believe", "expect", "forecast", "anticipate", "estimate", "project", "plan", and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. The Company's actual results and timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements as a result of unforeseen external factors. These factors may include, but are not limited to, changes in general economic and market conditions, disruptions in the capital markets, fluctuations in interest rates, the completion of the proposed recapitalization plan, defaults by borrowers, defaults by third-party servicers, the accuracy of subjective estimates used in determining the fair value of certain financial assets of the Company, the impact of recently issued financial accounting standards, increases in costs and other general competitive factors. For additional information, see the Company's Form 10-Ks and Form 10-Qs as filed with the Securities and Exchange Commission.

                                      # # #

                               DYNEX CAPITAL, INC.
                      Consolidated Statements of Operations
                        (Thousands except per share data)
                                   (unaudited)

                                                                Three Months Ended                          Year Ended
                                                                   December 31,                            December 31,
                                                           -----------------------------------     ---------------------------------
                                                               2003             2002                   2003              2002
                                                           --------------  ----------------        --------------   ----------------

Interest income                                            $     39,731    $      43,299           $   152,215       $    182,139
Interest and related expense                                    (29,861)         (30,928)             (113,244)          (132,986)
                                                           --------------    --------------        --------------     --------------
Net interest margin before provision for loan losses              9,870           12,371                38,971             49,153

Provision for loan losses                                        (7,367)         (12,191)              (37,082)           (28,483)
                                                           --------------    --------------        --------------     --------------

Net interest margin                                               2,503              180                 1,889             20,670

Impairment charges                                              (11,873)          (8,924)              (16,355)           (18,477)
(Loss) gain on sale of investments, net                            (224)             (66)                1,555               (150)
Trading losses                                                        -                -                     -             (3,307)
Other                                                               266               (6)                  436              1,397
General and administrative expenses                              (2,336)          (2,749)               (8,632)            (9,493)
                                                           --------------    --------------        --------------     --------------

Net loss                                                        (11,664)         (11,565)              (21,107)            (9,360)
Preferred stock (charge) benefit                                 (1,192)          (2,397)                6,847             (9,586)
                                                           --------------    --------------        --------------     --------------

Net loss to common shareholders                            $    (12,856)     $   (13,962)          $   (14,260)       $   (18,946)
                                                           ==============    ==============        ==============     ==============

Change in net unrealized loss during the period on:
    Investments classified as available-for-sale                   (861)           1,726                   115             (3,670)
    Hedge instruments                                               945             (883)                  836             (4,461)
                                                           --------------    --------------        --------------     --------------
Comprehensive loss                                         $    (11,580)     $   (10,722)          $   (20,156)       $   (17,491)
                                                           ==============    ==============        ==============     ==============

Net loss per common share
      Basic and diluted                                     $     (1.18)     $     (1.28)          $     (1.31)       $     (1.74)
                                                           ==============    ==============        ==============     ==============

                               DYNEX CAPITAL, INC.
                           Consolidated Balance Sheets
                        (Thousands except per share data)
                                   (unaudited)

                                                               December 31,
                                                 ---------------------------------------
                                                      2003                   2002
                                                 ----------------       ----------------
ASSETS

Cash and cash equivalents                        $         7,386        $        15,077
Other assets                                               7,174                  4,912
                                                 ----------------       ----------------
                                                          14,560                 19,989
                                                 ----------------       ----------------
Investments:
    Securitized finance receivables:
      Loans, net                                       1,518,613              1,787,254
      Debt securities, available for sale                255,580                328,674
    Other investments                                     37,903                 54,322
    Securities                                            30,275                  6,208
    Other loans                                            8,304                  9,288
                                                 ----------------       ----------------
                                                       1,850,675              2,185,746
                                                 ----------------       ----------------

                                                 $     1,865,235        $     2,205,735
                                                 ================       ================

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Non-recourse securitization financing            $     1,679,830        $     1,980,702
Repurchase agreements                                     23,884                      -
Senior Notes                                              10,049                      -
Other liabilities                                          1,626                  1,612
                                                 ----------------       ----------------
                                                       1,715,389              1,982,314
                                                 ----------------       ----------------

SHAREHOLDERS' EQUITY:
Preferred stock                                           47,014                 94,586
Common stock                                                 109                    109
Additional paid-in capital                               360,684                364,743
Accumulated other comprehensive loss                     (3,882)                (4,832)
Accumulated deficit                                    (254,079)              (231,185)
                                                 ----------------       ----------------
                                                         149,846                223,421
                                                 ----------------       ----------------
                                                 $     1,865,235        $     2,205,735
                                                 ================       ================

Preferred dividends in arrears                   $        18,464        $        31,157
                                                 ================       ================

Book value per common share
 (inclusive of dividends in arrears)            $           7.55       $           8.57
                                                ================       ================